File No. 812-13617

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

In the Matter of Application

of

DNP SELECT INCOME FUND INC.

DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

200 South Wacker Drive, Suite 500

Chicago, IL 60606

AMENDMENT NO. 1 AMENDING AND RESTATING

THE APPLICATION FOR

AN ORDER PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION

FROM CERTAIN PROVISIONS OF SECTION 18(a)(1)

June 3, 2009

Please direct all communications regarding this Application to:	Copies to:

Nathan I. Partain Duff & Phelps Investment Management Co. 200 South Wacker Drive, Suite 500 Chicago, IL 60606 (312) 917-6513	Philip J. Niehoff Lawrence R. Hamilton Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 (312) 782-0600

This document contains 38 pages (including exhibits),

which have been numbered sequentially

UNITED STATES OF AMERICA

BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF DNP SELECT INCOME FUND INC. and DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC. 200 South Wacker Drive, Suite 500 Chicago, IL 60606	) ) ) ) ) ) ) ) ) ) )

Amendment No. 1 Amending and

Restating the Application for an Order

pursuant to Section 6(c) for an

Exemption from Certain

Provisions of Section 18(a)(1) of the

Investment Company Act of 1940,

as amended

DNP Select Income Fund Inc. and Duff & Phelps Utility and Corporate Bond Trust Inc. (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 18(a)(1)(A) of the 1940 Act to the extent necessary to permit each Applicant the option to issue or incur debt (such issuing or incurring to be referred to as “borrowing” for purpose of this application”) after the issuance of any Order, for purposes of refinancing any auction preferred shares (“APS Shares”) and/or remarketed preferred stock (“RP Shares,” and collectively with the APS Shares, the “Preferred Shares”) issued prior to February 1, 2008 that are outstanding at the time such post-Order debt is issued or incurred (as well as any refinancing of such post-Order debt until the expiration of any Order), subject to “asset coverage” (as defined in Section 18(h) of the 1940 Act) of 200% (rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under Section 18(a)(1)(A) of the 1940 Act). In addition, the Applicants request that the Order grant an exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the borrowings referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its Preferred Shares) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(1)(B) of the 1940 Act).1

Each Applicant’s refinancing of Preferred Shares would be subject to approval of such arrangements by the Applicant’s board (“Board”), among other factors. The Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to redeem any of their outstanding Preferred Shares through borrowing. The Applicants are registered under the 1940 Act as closed-end management investment companies and are advised by Duff & Phelps Investment Management Co. (“Duff & Phelps”).

[1]

The Applicants understand that the Commission has not as of the date of this Application granted the requested relief to any registered investment company beyond October 31, 2010. The Applicants submit that that date is based on a number of assumptions regarding future liquidity developments, which may not occur by that date or at all. If the anticipated developments do not occur or if the Commission grants relief to other registered investment companies beyond that date, the Applicants reserve the right to request an extension of the expiration date of any Order granted in response to this Application or to seek other relief from the 300% asset coverage requirements through the no-action letter process, if appropriate.

The Applicants also acknowledge that the Commission has as of the date of this Application granted relief from the 300% asset coverage requirements only for debt incurred after the grant date of the relevant order. Applicants submit that by limiting the relief to post-order incurred debt registered investment companies that partially redeemed their outstanding shares of preferred stock are being punished for being proactive and taking the initiative in redeeming those shares prior to receiving relief from the 300% asset coverage requirements. Furthermore, under current market conditions, limiting the relief to post-Order incurred debt will hinder the Applicants from refinancing all of their outstanding series of Preferred Shares, which is the fundamental rationale for seeking exemptive relief in the first place. Limiting the relief to post-order debt is also premised on a number of assumptions regarding future liquidity developments. If the anticipated developments do not occur or if the Commission grants relief for debt incurred pre-order to other registered investment companies, the Applicants reserve the right to request a modification to any Order granted in response to this Application to permit the lower asset coverage requirements to be applied to pre-Order debt incurred by the Applicants or to seek other relief from the 300% asset coverage requirements through the no-action letter process, if appropriate.

I. THE APPLICANTS

DNP Select Income Fund Inc. (NYSE: DNP). DNP Select Income Fund Inc. (“DNP”) was organized as a Maryland corporation on November 26, 1986 and is registered under the 1940 Act as a diversified, closed-end management investment company. DNP’s investment objectives are to provide current income and long-term growth of income. As a secondary objective, DNP also seeks capital appreciation to the extent consistent with its primary objective of high current income. DNP pursues its investment objectives by investing primarily in a diversified portfolio of equity and fixed income securities of companies in the public utilities industry.

Duff & Phelps Utility and Corporate Bond Trust Inc. (NYSE: DUC). Duff & Phelps Utility and Corporate Bond Trust Inc. (“DUC”) was organized as a Maryland corporation on November 23, 1992 and is registered under the 1940 Act as a diversified, closed-end management investment company. DUC’s investment objective is to seek high current income consistent with investing in securities of investment-grade quality. DUC pursues its investment objectives by investing substantially all of its assets in a diversified portfolio of utility income securities, corporate income securities, mortgage-backed securities and asset-backed securities.

II. THE PREFERRED SHARE LIQUIDITY CRISIS

The Applicants’ Existing Preferred Shares

As of June 3, 2009, DNP had one class of common shares and four series of preferred shares issued and outstanding and DUC had one class of common shares and one series of preferred shares issued and outstanding. The Applicants currently have the following amounts (by aggregate liquidation preference) of Preferred Shares outstanding:

Dollar Amount of Preferred Shares Outstanding as of 6/3/092

Applicant	APS Shares	RP Shares	Total
DNP	$200,000,000	$200,000,000	$400,000,000
DUC	$95,000,000	0	$95,000,000

The Applicants issued their outstanding Preferred Shares for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of the Applicants’ investment objectives. Through the use of leverage, the Applicants seek to enhance the investment return available to the holders of their common shares by earning a rate of portfolio return (which includes the return obtained from securities that are purchased from the proceeds of Preferred Share offerings) that exceeds the dividend rate that the Applicants pay to the holders of the Preferred Shares. Historically, the Applicants have generally achieved this goal of enhancing the return to their common shareholders, while paying dividends to the holders of the Preferred Shares at a market clearing rate, as described below.

The holders of APS Shares are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends, whether or not declared) in any liquidation, dissolution or winding up of the relevant Applicant, before any distribution or payment to holders of the Applicant’s common shares. Dividends declared and payable on the APS Shares have a similar priority over dividends declared and payable on the Applicant’s common shares. The APS Shares are perpetual securities and are not subject to mandatory redemption by an Applicant so long as the Applicant meets certain asset coverage tests specified

[2]

Because the majority of each Applicant’s Preferred Shares are held of record in broker “street name” or other nominee account, the Applicants do not have specific knowledge of the number of beneficial owners of the Applicants’ Preferred Shares that remain outstanding.

in its charter. Each Applicant remains in compliance with all applicable asset coverage requirements. The APS Shares are redeemable at the applicable Applicant’s option, provided that certain procedural provisions are followed, as defined in such Applicant’s charter.

The holders of RP Shares are entitled to receive a stated liquidation preference amount of $100,000 per share (plus any accumulated but unpaid dividends, whether or not declared) in any liquidation, dissolution or winding up of DNP, before any distribution or payment to holders of DNP’s common shares. Dividends declared and payable on the RP Shares have a similar priority over dividends declared and payable on DNP’s common shares. The RP Shares are subject to mandatory redemption on a date certain and, therefore, are classified as a liability on the statement of assets and liabilities and the related dividends as interest expense on the statement of operations. The mandatory redemption dates are as follows: Series D—December 22, 2021; and Series E—December 11, 2024. In addition, the RP Shares are subject to mandatory redemption if certain asset coverage tests are not met as specified in DNP’s charter. DNP remains in compliance with all applicable asset coverage requirements. The RP Shares are redeemable at DNP’s option, provided that certain procedural provisions are followed, as defined in DNP’s charter.

In the case of DNP, which has two series of APS Shares and two series of RP Shares outstanding, each series of APS Shares or RP Shares has equal priority with all other series of APS Shares or RP Shares upon any distribution of assets of DNP or in respect of any payment of dividends by DNP.

Under market conditions as they existed prior to February 2008, (i) dividend rates on the APS Shares for each weekly dividend period were set at the market clearing rate determined through an auction market that brought together bidders, who sought to buy APS Shares, and holders of APS Shares, who sought to sell their APS Shares, and (ii) dividend rates on the RP Shares for each 49-day dividend period were set at the market clearing rate determined through a remarketing mechanism that brought together bidders, who sought to buy RP Shares, and holders of RP Shares, who sought to sell their RP Shares. Each Applicant’s charter provides that, if an auction fails to clear for a series of APS Shares or a remarketing fails for a series of RP Shares (because of an imbalance of sell orders over bids), the dividend payment rate for that series over the next dividend period is set at a specified maximum applicable rate (the “Maximum Rate”) defined in the charter, determined by reference to a short-term market interest rate (such as LIBOR or a commercial paper rate). A failed auction or remarketing is not an event of default for the Applicants, but it is a liquidity problem for the holders of the Preferred Shares. The relevant Applicants continue to pay dividends to all holders of Preferred Shares, but at the specified Maximum Rate rather than a market clearing rate. The Applicants experienced no unsuccessful auctions or remarketings prior to February 2008.

Auction and Remarketing Failures

Prior to February 2008, if investors did not purchase all of the APS Shares tendered for sale at an auction or all of the RP Shares tendered for sale in a remarketing, dealers would enter into the auction or remarketing and purchase any excess APS Shares or RP Shares to prevent the auction or remarketing from failing. Dealers provided this liquidity using their own balance sheets, even though they had not entered into any agreements requiring them to do so. Early in 2008, many financial institutions were required to take substantial write-downs on investments held on their balance sheets due, in part, to the slowdown of the real estate market and the sub-prime mortgage crisis. As a result of these events and other pressures, the financial institutions that historically provided “back stop” liquidity for APS Share auctions and RP Share remarketings stopped participating in those auctions and remarketings in February 2008. After a few such auctions and remarketings failed, all the APS Share auctions and RP Share remarketings soon thereafter failed. The Applicants believe that after the first such failures, retail investors became increasingly concerned that they would not be able to sell their APS Shares or RP Shares, and then sought to sell APS Shares and RP Shares en masse, exacerbating the imbalance between buyers and sellers and making it increasingly unlikely that the auction markets could function normally.3

Consistent with patterns in the broader market for Preferred Shares, since February, 2008, all closed-end funds advised by Duff & Phelps (“Duff & Phelps closed-end funds”) that had Preferred Shares outstanding, including the Applicants, have experienced unsuccessful auctions and remarketings due to an imbalance between buy and sell orders. As a result, the holders of those funds’ auction rate securities who desired to sell their shares in an auction or remarketing, including the holders of the Applicants’ Preferred Shares, have been unable to do so for more than a year.4

The auction markets for APS Shares and RP Shares of the kind issued by the Applicants are not currently functioning, and the Applicants believe that such auction markets are unlikely

[3]

Although the technical procedures involved in an auction differ from those involved in a remarketing, for purposes of this Application, both mechanisms serve as a method of providing liquidity for holders of APS Shares and RP Shares, respectively, so for the sake of simplicity of diction, the term “auction market” is used in this Application to refer generically to the two mechanisms, and the term “auction rate securities” is used to refer generically to the two types of preferred shares.

[4]

There is one other closed-end fund advised by Duff & Phelps, DTF Tax-Free Income Inc. (“DTF”), which has RP Shares outstanding. The reason DTF is not an Applicant is that DTF’s investment objective is current income exempt from regular federal income tax consistent with the preservation of capital, and therefore debt leverage is not suitable for DTF.

to return to normalcy. If any financial institution were to enter into an auction for APS Shares or a remarketing for RP Shares as dealers had prior to February 2008, the current holders of Preferred Shares may well attempt to sell their Preferred Shares all at once. As there is no current mechanism that provides a financial institution with the ability to dispose of Preferred Shares it acquires, the Applicants do not believe it is likely that any financial institution will attempt to provide liquidity to the current Preferred Share market. The Applicants also believe that an established secondary market for Preferred Shares does not exist today that would assure that holders of APS Shares would receive the liquidation preference of $25,000 per share and that holders of RP Shares would receive the liquidation preference of $100,000 per share. In the limited secondary market that has developed for Preferred Shares, Preferred Shares trade at a substantial discount.5

The Harm to Holders of Preferred Shares

The Applicants believe that the holders of Preferred Shares reasonably anticipated liquidity based on the history of the auction market for various auction rate securities, including those issued by municipalities and registered closed-end investment companies, which had previously functioned normally. For approximately twenty years, the auction market, which at one point had over $300 billion of auction rate securities outstanding, traded successfully at auctions with, so far as the Applicants are aware, very few exceptions. In light of this history, it is reasonable to assume that the holders of auction rate securities, including the holders of the Applicants’ Preferred Shares, believed that these securities were highly liquid. The Applicants

[5]

The Applicants understand that the relatively limited secondary market trading that has occurred in auction rate securities of closed-end funds since the failure of the auction markets has been conducted at significant discounts. See, e.g., Aaron Pressman, “Auction-Rate Securities: How to Get Unstuck,” Business Week (June 2, 2008).

also believe that Preferred Shares were bought by many retail investors believing that they were safe short-term liquid investments and, in many situations, the equivalent of cash. It has been reported that many retail investors were advised by their brokers and financial advisers that auction rate securities were highly liquid and were an attractive alternative to other short-term investments because of their somewhat higher yield.6 The Applicants understand that some brokers and financial advisers recommended that their customers invest their short-term cash balances in auction rate securities of several different issuers, each with a scheduled weekly auction on a different day of the week, so that the customers would have ready access on any business day to a portion of their short-term cash portfolio. A majority of the Applicants’ Preferred Shares are held of record in broker “street name” or other nominee accounts, and the Applicants therefore do not have specific knowledge of the identity of all of the beneficial holders of their Preferred Shares. However, based on the available information, management believes that many holders of the Applicants’ Preferred Shares are customers of major broker-dealers. The Applicants believe that the holders of the APS Shares are principally retail investors, given the small denominations and the way in which the APS Shares were marketed at their time of issuance. The RP Shares were initially sold primarily to institutional investors. While the holders of RP Shares are still predominantly institutional shareholders, based on conversations with broker-dealers, DNP is aware that there are some retail holders of RP Shares.

Applicants are aware that the Commission has announced settlements with various broker-dealers, including Citi Global Markets Inc. (August 7, 2008), UBS Securities and UBS Financial Services, Inc. (August 8, 2008), Wachovia Securities, LLC and Wachovia Capital

[6]	Auction rate securities do not offer daily liquidity, like a money market fund or a demand deposit account, and consequently ordinarily have provided a somewhat higher yield.

Markets, LLC (August 15, 2008), Merrill Lynch, Pierce, Fenner & Smith, Inc. (August 22, 2008) and RBC Capital Markets Corp., Bank of America Securities LLC and Banc of America Investment Services (October 8, 2008), pursuant to which these broker-dealers have agreed to repurchase and refund the purchase price of, auction rate securities that they sold to certain retail investors, small business and charities. Certain of these broker-dealers have also agreed to repurchase auction rate securities from certain institutional customers.

Applicants believe that, although these settlements make great strides towards providing liquidity to investors, they do not resolve all of the problems that are facing the holders of the Applicants’ Preferred Shares. First the settlements are not universal and do not cover all of the broker-dealers that sold the Applicants’ Preferred Shares, or investors that hold those Preferred Shares in street name. As a result, there are investors who are not covered by the settlements. Second, the settlements do not address the immediate liquidity needs of corporations that do not qualify as “small businesses.” Under the terms of the settlements, those investors would continue to hold illiquid Preferred Shares. Applicants believe that relief is still necessary to provide liquidity to those shareholders. Finally, given the tremendous stresses that are presently placed upon the credit markets, Applicants believe that it is in the public interest to permit the Applicants to redeem their Preferred Shares so as to provide the holders of their Preferred Shares with needed liquidity. Redemptions by the Applicants of all of the shares in a series of Preferred Shares and partial redemptions, since they are required by the applicable Applicant’s charter to be made pro rata, may in the past have included, and would in the future include, the purchase by the Applicants of any Preferred Shares purchased by broker-dealers pursuant to the settlements described above.

As the auction market is no longer functioning and no established secondary market exists that would provide the holders of APS Shares with the liquidation preference of $25,000 per share or the holders of RP Shares with the liquidation preference of $100,000 per share, there is currently no reliable mechanism for holders of auction rate securities, including the Applicants’ Preferred Shares, to obtain liquidity. The Applicants believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of holders of auction rate securities and creating severe hardship for many investors. Some holders of these securities have said they will have difficulty making college tuition payments, or paying their federal and state taxes.7 Certain small companies that purchased these securities to manage cash on a short term basis are unable to pay their bills and may file for bankruptcy as a result.8 The Duff & Phelps closed-end funds have received a substantial number of communications from holders of their Preferred Shares who have been similarly adversely affected by the illiquidity of their Preferred Shares. For example, a shareholder called, pleading for liquidity so that she could continue treatment for her bone cancer. A single mother of a college-bound child needed liquidity to allow her to pay for her child’s college expenses and avoid forfeiture of deposits and other expenses. Another shareholder wrote to say that because she had recently changed brokers, she was now ineligible for both the repurchase program offered by her original broker and the repurchase program offered by her current broker. A small business treasurer reported that he needed to liquefy his company’s “cash” position so that the company could make good on current commitments as well as make capital expenditures for future growth.

[7]	Jane J. Kim and Shefali Anand, “Trapped by Market Turmoil: Some Fund Investors Are Locked In as Tax Time Nears,” Wall Street Journal, p. B2 (March 1, 2008).

[8]	Rebecca Buckman, “Freeze in Auction-Rate Field Finds Its Way to Silicon Valley,” Wall Street Journal (March 14, 2008).

Liquidity Situation to Date for Duff & Phelps Closed-End Funds

Duff & Phelps, as the investment adviser to closed-end funds that have outstanding Preferred Shares, has the obligation to manage the funds with regard to the interests of the holders of both the common shares and the Preferred Shares. In light of the persistent failures in the auction markets, since February 2008, Duff & Phelps has been collaborating with other market participants to attempt to develop solutions for restoring liquidity to holders of Preferred Shares and to provide alternative sources of leverage to its closed-end funds.

Financing Arrangements. As of December 31, 2008, the applicants had the following amounts (by aggregate liquidation preference) of Preferred Shares outstanding:

Preferred Shares Outstanding as of 12/31/089

	APS Shares		RP Shares		Total
Applicant	No. of Series	Liquidation Preference	No. of Series	Liquidation Preference	No. of Series	Liquidation Preference
DNP	5	$500,000,000	5	$500,000,000	10	$1,000,000,000
DUC	2	$190,000,000	0	0	2	$190,000,000

On March 6, 2009, each of the Applicants entered into a committed facility borrowing facility (each a “Committed Facility”) under a Prime Brokerage arrangement that permits the Applicants to borrow money to redeem their outstanding Preferred Shares. DNP may borrow up to $1 billion under its Committed Facility, subject to a borrowing base and compliance with applicable law, and DUC could borrow up to $190 million under its Committed Facility, subject to a borrowing base and compliance with applicable law. Each Committed Facility provides that the Applicants must maintain a 300% asset coverage or such lower amount as is approved by U.S. governmental authorities from time to time under applicable U.S. securities law (provided that such minimum percentage cannot be lower than 200%).

[9]

Because the majority of each Applicant’s Preferred Shares are held of record in broker “street name” or other nominee account, the Applicants do not have specific knowledge of the number of beneficial owners of the Applicants’ Preferred Shares as of December 31, 2008.

As of the date of this Application, the Applicants have redeemed seven series of Preferred Shares with an aggregate liquidation preference of $695 million. The total amount redeemed by each Applicant is as follows:

Preferred Shares Redeemed to Date10

	APS Shares		RP Shares		Total
Applicant	No. of Series	Liquidation Preference	No. of Series	Liquidation Preference	No. of Series	Liquidation Preference
DNP	3	$300,000,000	3	$300,000,000	6	$600,000,000
DUC	1	$95,000,000	0	0	1	$95,000,000

After these redemptions, the Applicants have the following amounts of Preferred Shares outstanding:

Preferred Shares Currently Outstanding11

	APS Shares		RP Shares		Total
Applicant	No. of Series	Liquidation Preference	No. of Series	Liquidation Preference	No. of Series	Liquidation Preference
DNP	2	$200,000,000	2	$200,000,000	4	$400,000,000
DUC	1	$95,000,000	0	0	1	$95,000,000

Neither DNP nor DUC can borrow enough money under its respective Committed Facility to redeem all of its remaining series of Preferred Shares without violating the 300% asset coverage requirements of Section 18(a)(1)(A) of the 1940 Act.

[10]

Because the majority of each Applicant’s Preferred Shares are held of record in broker “street name” or other nominee account, the Applicants do not have specific knowledge of the number of beneficial owners of the Applicants’ Preferred Shares that have been redeemed.

[11]

Because the majority of each Applicant’s Preferred Shares are held of record in broker “street name” or other nominee account, the Applicants do not have specific knowledge of the number of beneficial owners of the Applicants’ Preferred Shares that remain outstanding.

In each case in which Duff & Phelps closed-end funds have redeemed, or are contemplating redeeming, Preferred Shares, the cost of the replacement leverage is expected, over time, to be lower than the total cost of Preferred Shares based on the Maximum Rates applicable to the Preferred Shares of those funds.

Applicants are aware that certain market participants are beginning to develop potential preferred equity-based instruments to address the liquidity problems posed by the failure of the auction markets.12 Duff & Phelps is engaged in discussions with various market participants on behalf of the Applicants to develop such an alternative. However, given the uncertainty and the current continuing unsettled state of the securities and capital markets it is not possible to predict whether there will be an equity-based alternative sufficiently viable to allow holders of the Preferred Shares to obtain liquidity in the near term. The Applicants believe that even if such an alternate financing structure is created, it will take the markets a significant amount of time to implement such an alternative approach, especially in light of the market’s recent experience with the failure of the auction markets – markets that operated without a major problem for over twenty years. The Applicants continue to work on a permanent solution which – in light of the lower asset coverage provisions of Section 18(a)(2) of the 1940 Act – most likely will be an equity-based solution, but in the interim, the Applicants are pursuing immediate relief for their holders of Preferred Shares who have been unable to sell their Preferred Shares in the auction markets since February 2008.

[12]	See Eaton Vance Management (pub. avail. June 13, 2008) (no-action relief granted for the sale of a remarketed preferred stock share coupled with liquidity put).

Requested Relief

Under Section 18(a)(1), any class of senior security that represents an indebtedness must have, immediately after its issuance or sale, an asset coverage of at least 300%, with provision made generally to prohibit declarations of dividends or distributions on the company’s stock or the repurchase of stock unless the 300% asset coverage is maintained, except that dividends may be declared upon the company’s preferred stock if the indebtedness has asset coverage of at least 200% at the time of declaration, after deducting the amount of the dividend. For the reasons stated above, the Applicants request that the Commission issue an order of exemption permitting each Applicant the option to issue or incur debt after the issuance of any Order, for purposes of refinancing any Preferred Shares issued prior to February 1, 2008 that are outstanding at the time such post-Order debt is issued or incurred, subject, on a temporary basis, to the 200% asset coverage requirement that applies to each Applicant’s existing Preferred Shares, rather than the 300% asset coverage requirement that would ordinarily apply. In addition, the Applicants request an exemption from Section 18(a)(1)(B) of the 1940 Act so that the Applicants may, in connection with the refinancing referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act,13 make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its Preferred Shares) unless, at the time of any declaration or purchase and after deducting the amount of such dividend, distribution or purchase price, it meets the 200% asset coverage requirement that applies in respect of each Applicant’s existing Preferred Shares, rather

[13]

Section 18(g) of the 1940 Act provides, among other things, that a promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, is not a “senior security” for purposes of Section 18(a)(1)(B).

than the asset coverage of 300% ordinarily required.14 Each Applicant’s Board, in determining to seek this relief, considered, among other things, information regarding the plight of the holders of the Preferred Shares, information regarding the benefits of existing leverage to the holders of each Applicant’s common shares, Duff & Phelps’s views of the potential availability of appropriate debt financing, the anticipated cost thereof and the ongoing efforts of Duff & Phelps to create and facilitate the issuance of alternate forms of senior securities that are equity-based, as described above.

The Applicants seek the requested relief on a temporary basis only—specifically, until October 31, 2010 (the “Exemption Period”). Each Applicant that borrows in reliance on the Order proposes that it would either pay down or refinance the debt within the Exemption Period so that, upon expiration of the Exemption Period, it will have asset coverage of at least 300% for each class of senior security representing indebtedness.

The Applicants submit that the Exemption Period is an appropriate period of time for the proposed temporary relief from Sections 18(a)(1)(A) and 18(a)(1)(B). Once the debt incurred in replacement of all of the Preferred Shares is in place, it is uncertain how quickly the securities and capital markets will return to conditions that would enable the Applicants to achieve compliance with the asset coverage requirements that would apply in the absence of the Order through some other means. In particular, the Applicants believe that the development of a robust market for alternative forms of equity-based leverage could take 12 to 18 months, or longer. Once such a market has developed, the negotiation, execution and closing of an issuance of replacement equity-based securities for each Applicant might require an additional several

[14]	Except as permitted under the requested Order, if issued, the Applicants would meet all of the asset coverage requirements of Section 18(a) of the 1940 Act during the Exemption Period.

months to consummate. In this regard, the Applicants note that, if a market for alternative equity-based securities does develop, a large number of issuers of existing auction rate securities of various types, in addition to the Applicants, may seek to issue the new type of security, and the market may require a considerable time to absorb all of the new issuances. In light of these factors, and given the continuing unsettled state of the securities and capital markets, which makes it impossible to establish a precise schedule for consummating capital markets transactions, the Applicants believe that the Exemption Period is reasonable and appropriate.

The proposed replacement of the existing Preferred Shares with debt is expected to be favorable to the holders of both the common shares and the Preferred Shares of the Applicants. The proposed replacement of the existing Preferred Shares with debt would potentially provide liquidity to all of the current holders of each Applicant’s Preferred Shares. Furthermore, although there can be no certainty regarding financing costs under future market conditions, the proposed replacement is also expected to benefit the holders of common shares to the extent that the debt, over time, is a lower cost form of leverage than the cost of the existing Preferred Shares based on their Maximum Rates, and Duff & Phelps is optimistic that longer term solutions that also compare favorably may be found. As contemplated, the replacement of Preferred Shares with debt would avoid any need for the Applicants to deleverage in the short term. As explained below, a forced deleveraging would likely be detrimental to the holders of common shares in terms of portfolio disruption, transaction costs, possible tax recognition events and reduced investment return over a potentially extended period of time.

As described above, each Applicant has entered into a Committed Facility that would permit it to redeem in full all remaining Preferred Shares, subject to an order of the Commission permitting the Applicants to maintain an asset coverage of less than 300%. The Board of each

Applicant has approved the use of borrowings under the Committed Facilities for the purpose of redeeming all of the outstanding Preferred Shares, subject to compliance with applicable law. On June 2, 2009, the shareholders of DUC approved amendments to DUC’s fundamental investment restrictions to permit such borrowings, subject to the Commission’s approval. In the case of DNP, no changes to fundamental investment policies and no shareholder approvals were required to permit such borrowings. The specific terms of any incurrence of debt for the purpose of redeeming the outstanding Preferred Shares (if it is other than borrowings under the Committed Facilities), the economic attractiveness of the transaction to the Applicants and the benefits and costs of the transaction to the holders of each Applicant’s common shares and Preferred Shares will depend upon circumstances that exist at the time such a transaction is negotiated and cannot be predicted with any degree of certainty. The terms of any such transaction (other than borrowings under the Committed Facilities), once known, will be submitted to the applicable Board for consideration, along with any alternative courses of action that may then be available. (As with the terms of the possible borrowing, the alternative courses that may be available for consideration by the Board will depend upon circumstances as they then exist, and cannot be predicted with any degree of certainty).

In considering any incurrence of debt to replace the Preferred Shares, the members of each Applicant’s Board owe fiduciary duties to the holders of both the common shares and Preferred Shares and will weigh carefully the benefits and costs of the proposals to the holders of common shares and Preferred Shares. As with any decision to incur, maintain, replace, reduce or eliminate leverage in a closed-end investment company, each Applicant’s Board will consider, in connection with the proposed borrowing by that Applicant, among other things, the expected costs of the debt, the availability and terms of financing (including matters such as fees and lenders’ requirements related to the grant of a security interest in all or a portion of an Applicant’s assets), credit market conditions, and the investment return expected to be potentially available on portfolio assets that have been or may be acquired using leverage (all of which are generally highly unpredictable and may vary significantly from one point in time to another). Each Applicant’s Board will also consider any alternative courses of action that, in the Board’s judgment, might be in the best interests of that Applicant or the holders of its common shares and the holders of its Preferred Shares. The specific borrowing transactions, if any, in reliance on the Order that the Board may consider, the specific information that the Board may receive, request or consider in connection therewith, the specific alternatives that the Board may consider and the specific factors that may lead the Board to approve or disapprove a proposed borrowing, or some alternative course of action, are not yet known.

The Applicants intend that the Board of any Applicant that borrows in reliance on the Order will receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by members of the Board who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) (“Independent Board Members”)) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The regular meetings of the Board of any such Applicant, until such time as compliance with such asset coverage requirements has been achieved, will include time for the presentation and discussion of such reports and of the progress that such Applicant has made towards achieving compliance with the asset coverage requirements. To the extent that the Board deems appropriate, these matters will also be scheduled for discussion at other meetings of the Board or relevant committees thereof, and during executive sessions of the Independent Board Members.

III. ANALYSIS

A.	Applicable Sections of the 1940 Act

Section 18(a)(1)(A) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security, or to sell such security of which it is the issuer, unless, if such class of senior security represents an indebtedness, immediately after such issuance or sale, it will have an asset coverage of at least 300%.

Section 18(a)(2)(A) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a stock, immediately after such issuance or sale it will have an asset coverage of at least 200%.

Section 18(a)(1)(B) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security that represents an indebtedness unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in stock of the company) or other distribution on any class of its capital stock, and the purchase of any of its capital stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution, or purchase price) it will have an asset coverage of at least 300%, except that dividends may be declared on any preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deducting the amount of the dividend.

Section 18(a)(2)(B) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security that is a stock unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in common stock of the company) or other distribution on its common stock, and the purchase of any of its common stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution or purchase price) it will have an asset coverage of at least 200%.

Section 18(g) of the 1940 Act provides, among other things, that “senior security,” for purposes of Section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security representing an indebtedness of an issuer to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security of an issuer which is a stock to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock is deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision of the 1940 Act, if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that their request for the exemptive temporary relief described above meets the standards of Section 6(c).

B.	Statement in Support of Application

1.	Temporary Exemptive Relief is Necessary, Appropriate and in the Public Interest

The Applicants believe that the requested temporary exemptive relief is necessary, appropriate and in the public interest because, as noted above in Section 1 under the heading The Harm to Holders of Preferred Shares, the illiquidity of auction rate securities, including the Applicants’ Preferred Shares, is posing urgent, and in some cases devastating, hardships on their holders. The proposed replacement of the Preferred Shares with debt would provide liquidity for the holders of the Applicants’ Preferred Shares, while the Applicants continue their diligent efforts to obtain a more permanent form of financing (such as a new type of senior security that is equity) that fully complies with the asset coverage requirements of Section 18. Notably, the Order would permit the Applicants to continue to provide the holders of their common shares with the enhanced returns that leverage yields may provide, without disrupting the declaration of dividends or other distributions the Applicants have historically made with respect to their common shares,15 and to help avoid the potential harm to the holders of common shares that could result if the Applicants were to deleverage their portfolios in the current difficult market environment. To delever, the Applicants may be forced to sell portfolio holdings into a market that may be characterized by an imbalance between buyers and sellers and a consequent lack of liquidity. Deleveraging would further potentially disadvantage the holders of the Applicants’ common shares by reducing their investment return, which, in turn, may reduce the market price of the common shares. In determining that deleveraging would not be appropriate under current market conditions, Duff & Phelps considered the following factors, among others:

•

The adverse effect that deleveraging would have on the net income that the Applicants earn for the benefit of their common shareholders, given the current, continuing positive spread between the portfolio return that the Applicants can earn and the cost of leverage.

•	The adverse effect that liquidation of devalued securities would have on each Applicant’s capacity to meet its investment objectives.

[15]

The Applicants believe that the holders of their common shares expect regular distributions. Each of the Applicants has declared and paid dividends on its common shares on a monthly basis since shortly after commencing operations. DNP has also adopted a managed distribution plan under which it makes level monthly distributions. DNP has obtained an order of the Commission permitting it to make distributions of long-term capital gains more often than once a year. In addition, for each Applicant to continue to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended, and to receive favorable tax treatment thereunder, it is necessary, among other things, for the Applicant to distribute at least 90 percent of its investment company taxable income and net tax-exempt interest income (if any) during each taxable year. By permitting each Applicant to declare dividends and distributions, on a temporary basis, subject to a 200% asset coverage requirement under Section 18(a)(I)(B), it is expected that the Applicant will be able to refinance Preferred Shares as described in this Application without putting at risk the Applicant’s ability to maintain its status as a regulated investment company.

It is possible that, in connection with a borrowing incurred to refinance outstanding Preferred Shares, the Applicants will issue a senior security constituting indebtedness that is in consideration of a loan, made by a bank or other person and privately arranged, and not intended to be publicly distributed. Under Section 18(g), such a borrowing would not require the Applicants to make the provision referred to in Section 18(a)(1)(B). However, the Applicants cannot rule out the possibility that they will incur borrowings that do not meet the Section 18(g) criteria, and are thus requesting relief from Section 18(a)(1)(B).

•	The recent lack of liquidity in certain markets for securities held by the Applicants and the adverse effect that would result from deleveraging into an illiquid market.

•	The adverse effect that deleveraging would have on the relative cost of operating expenses as a percentage of revenue, caused by a sudden decrease in revenue.

For the foregoing reasons, the Applicants do not believe deleveraging, in the current market environment, to be a reasonable method to provide liquidity to the holders of each Applicant’s Preferred Shares.

The Applicants’ refinancing of their Preferred Shares would be subject to approval of such arrangements by the Board, among other factors. The Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to redeem any of their remaining Preferred Shares using debt.

The Applicants submit that the current state of the credit markets, which has affected auction rate securities of all types, including the Applicants’ Preferred Shares, is a historic event of unusual severity and requires a creative and flexible response on the part of both the private and public sectors. The Applicants believe that these issues have created an urgent need for limited, prompt, thoughtful and responsive solutions and believe that the requested temporary relief is necessary, appropriate and in the public interest.

2.	Temporary Exemptive Relief is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act (and Section 18 in Particular)

The 1940 Act was adopted following a series of reports regarding investment trusts and investment companies prepared by the Commission at the direction of Congress, and extensive

Congressional hearings. In Section 1(b) of the 1940 Act, Congress declared that the national public interest and the interest of investors are adversely affected by eight specifically enumerated business practices of investment companies and their operators, several of which apparently relate to the capital structure of investment companies. These include:

“(2) when investment companies are organized, operated, managed, or their portfolio securities are selected . . . in the interest of special classes of their security holders, . . rather than in the interest of all classes of such companies’ security holders;”

“(3) when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities;”

“(4) when the control of investment companies is unduly concentrated through pyramiding or inequitable methods of control, or is inequitably distributed . . .”

* * *

“(7) when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their junior securities; or”

“(8) when investment companies operate without adequate assets or reserves.”

In The Regulation of Money Managers, Professor Tamar Frankel summarizes the extensive record of Congressional concerns relating to investment company capital structures that emerged from the hearings that led to the adoption of the 1940 Act:

Congressional hearings in 1940 revealed that some investment companies borrowed heavily from the public without adequate assets and reserves. The companies’ capital structures were very complex, composed of many classes of securities with various dividends, and liquidation and voting rights. Furthermore, before 1940, investment companies were free to borrow funds for securities speculation, whereas broker dealers were restricted in the extent to which they could provide loans for customers to finance securities transactions. The unequal regulation of investment companies and broker dealers in securing loans for securities transactions was not justified. The economic effect of borrowing by investment companies was similar to the economic effect of borrowing by broker dealers’ customers. Both use the loans to trade in securities. Furthermore, the existence of senior securities conflicted with the theory of mutuality of risk, which provided one of the justifications for investment company utility. In addition, senior securities gave the misleading impression of safety from risk and increased the speculative nature of both the common stock and senior securities.

Complex capital structures induced controlling common stockholders to invest in risky securities to produce income necessary to cover the high cost of money: this complexity enabled insiders to manipulate the allocation of expenses and profits among the various companies; it facilitated control without equity investment or any other investment; and it made it difficult for investors to value the securities of investment companies. Section 18 was designed to ameliorate these problems.

The original bill flatly prohibited investment companies from issuing and selling senior securities. After extensive hearings, a minor exception was given to open-end investment companies, and a few exceptions were carved out for closed-end investment companies and face-amount certificate companies. T. FRANKEL, The Regulation of Money Managers (2008), §21.05; citations omitted.16

Reviewing the requested temporary exemptive relief for the Applicants in light of the foregoing recitation of policy concerns leads to the conclusion in these unique, exigent circumstances that the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act would be served by granting a limited exemption permitting the

[16]

Despite the abundance of information and commentary regarding the abuses that prompted Congress to adopt Section 18 of the 1940 Act, the record is quite sparse as to the reason for the differential levels of asset coverage provided for closed-end fund senior securities that represent, respectively, indebtedness (300%) and stock (200%). Professor Frankel cites testimony from David Schenker at a 1940 Senate hearing to the effect that “debentures should be protected because they sacrifice return for security of investment.” Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 1116-17 (1940). It perhaps stands to reason that, if a closed-end fund chooses to exercise its ability to issue both debt and preferred equity, a higher level of protection against the risk of default should be afforded to the debt than to the preferred stock. But protection of that kind is provided automatically by the mere fact that the debt ranks senior in the capital structure to any outstanding preferred stock.

refinancing of existing Preferred Shares with indebtedness having the same 200% minimum asset coverage as currently applies to the Preferred Shares.17 Specifically:

1)	In the view of each Applicant’s Board, including such Applicant’s Independent Board Members, and as explained above, the interests of all classes of such Applicant’s current investors would be well served by the proposal—the holders of Preferred Shares because they would achieve the liquidity that the market currently cannot provide, as well as full recovery of the liquidation value of their shares, and the holders of common shares because (1) such Applicant’s investment return would be enhanced to the extent that the cost of the new form of leverage is, over time, lower than that of the total cost of Preferred Shares based on their Maximum Rates without disruption to the declarations of dividends and other distributions that common shareholders may expect and (2) the adverse consequences of deleveraging would be avoided.

2)	The proposed borrowing would be obtained from banks (as defined in Section 2(a)(5) of the 1940 Act), insurance companies (as defined in Section 2(a)(17) of the 1940 Act) or qualified institutional buyers (as defined in Rule 144A(a)(1) under the Securities Act of 1933, as amended), who would be willing to transact on the basis of 200% asset coverage and would be capable of assessing the risk associated with the transaction; such lenders would not need the additional protection that Congress might have believed retail purchasers of investment company debentures in 1940 required or expected.

[17]

The Small Business Incentive Act of 1980 (the “1980 Act”) made the same accommodation when it amended the 1940 Act to impose a lower level of asset coverage for debt to 200% for business development companies (“BDCs”). See 15 U.S.C.S. §80a-61(a)(1). The legislative history of the 1980 Act indicates that Congress considered the “special needs of such companies, while at the same time preserving important investor protections.” (H.R. No. 96-1341, at 4804 (1980)). One of the “special needs” that may have led Congress to allow BDCs to issue debt with only 200% asset coverage is that the securities they purchase are “not readily marketable” and “are illiquid and may remain so for several years.” (R. Thomas and P. Roye, Regulation of Business Development Companies under the Investment Company Act, 55 S. Cal. L. Rev. 895, 904, 905 (1982)).

3)

The proposed liquidity solution does not “fail to protect the preferences and privileges of the holders of [the Applicants’] outstanding securities” (1940 Act § 1(b)(3)); the redemption of the existing Preferred Shares would be effected in full accordance with the relevant provisions of the Applicants’ charters relating to the terms, rights, preferences and privileges of the Preferred Shares.[18] The 200% asset coverage requirement applicable to the declaration of dividends or distributions and the repurchase of an Applicant’s capital stock, including Preferred Shares, would limit the ability of the common shareholders to obtain assets of the Applicants to the detriment of the debt holders in accordance with the underlying purposes of Section 18(a)(1)(B) of the 1940 Act. In addition, the lenders who participate in the borrowings will all be sophisticated institutional buyers who are capable of weighing the risks inherent in such lowered asset coverage limits. The common shareholders would continue to have the same rights and preferences that they have always had; after the Preferred Shares have been redeemed, the total amount of leverage and claim on dividends will be the same as it was when the Applicants’ capital structure was comprised of Preferred Shares and common shares.

[18]

Any Applicant that has debt outstanding, at the time of any borrowing by such Applicant in reliance on the Order, will obtain any consents to such borrowing that may be required under the terms of any such outstanding debt.

4)

The proposed liquidity solution would not “by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of [the Applicants’] junior securities” (1940 Act § 1(b)(7)). The Applicants would be no more highly leveraged if they replace the existing Preferred Shares with borrowing, and so there would be no increase in the risk to the common shareholders other than the risk that the borrowing cannot be refinanced on favorable terms when it matures.[19] The Applicants note that the proposed liquidity solution is temporary and that by the end of the Exemption Period the Applicants would be in compliance with the relevant asset coverage requirements. Accordingly, to the extent the 1940 Act’s asset coverage requirements were designed to limit leverage because of its potential to magnify losses as well as gains, the proposed liquidity solution would not unduly increase the speculative nature of the Applicants’ common shares because the relief is temporary, and the Applicants would be no more highly leveraged if they replace the existing Preferred Shares with borrowing.

5)	The proposed liquidity solution would not make the Applicants’ capital structure more complex, opaque or hard to understand. The proposed liquidity solution would simplify the capital structure of the Applicants by replacing the senior securities which are stock, the Preferred Shares, with senior securities representing indebtedness.

[19]

The Applicants acknowledge that the perpetual nature of the APS Shares makes them in that respect a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date. The Applicants further acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to deleverage. As explained above, depending upon the circumstances, deleveraging could be disadvantageous to the holders of the leveraged portfolio’s common equity, insofar as it may disrupt portfolio management, reduce portfolio investment returns and potentially reduce the value of the common shares. The Applicants thus regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of new preferred stock as a possible longer-term replacement source of portfolio leverage.

6)

The proposed liquidity solution would not result in undue concentration of the control of investment companies through “pyramiding,” or inequitable methods or distribution of control (1940 Act § 1(b)(4)).[20]

For the aforementioned reasons, the Applicants believe that the request for the Applicants to be allowed to substitute on a temporary basis a 200% asset coverage requirement for the 300% asset coverage requirement, in the present, exigent circumstances, meets the standards for exemption under Section 6(c) of the 1940 Act. The Applicants also believe that the requested temporary relief from Sections 18(a)(1)(A) and 18(a)(1)(B) is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of Section 18 of the 1940 Act. The Applicants believe that the proposed liquidity solution requires relatively minimal Commission action, yet would produce a material benefit to investors.

3.	Applicable Precedents

The Commission has recently granted relief on substantially the same basis as that sought here. See, e.g., Eaton Vance Floating-Rate Income Trust, et al., Investment Company Act Release Nos. 28431 (October 2, 2008) (notice) and 28464 (October 23, 2008) (order); Calamos

[20]

It appears that, prior to the adoption of the 1940 Act, voting power in many investment companies was concentrated in the hands of insiders who held the only voting shares in complex, multi-layered capital structures. One of the reasons for limiting the amount and complexity of closed-end fund capital structures was to eliminate the possibility that (absent default on a senior security) voting control would rest other than with the common shareholders.

Convertible Opportunities and Income Fund, et al., Investment Company Act Release Nos. 28603 (January 14, 2009) (notice) and 28615 (February 10, 2009) (order); Cohen & Steers Advantage Income Realty Fund, et al., Investment Company Act Release Nos. 28721 (May 8, 2009) (notice) and 28753 (June 1, 2009) (order); Flaherty & Crumrine Preferred Income Fund Incorporated, et al., Investment Company Act Release Nos. 28722 (May 8, 2009) (notice) and 28754 (June 1, 2009) (order). The relief granted in those orders permitted the applicants to issue or incur debt subject to asset coverage of 200% to be used to refinance all of the applicants’ auction preferred shares issued prior to February 1, 2008 that were outstanding at the time of the order. Those precedents are directly applicable to the APS Shares that the Applicants seek to refinance because the APS Shares are the same type of security as the auction preferred shares that were the subject of those orders. With respect to DNP, there are several reasons to regard the RP Shares as substantially similar to the APS Shares and to extend similar relief to DNP with respect to the RP Shares. First, the differences between the auction process used for the APS Shares and the remarketing process used for the RP Shares are technical rather than substantive. Both processes are designed to provide a mechanism for periodically resetting the dividend rate payable on the Preferred Shares to a current market rate. Second, both auction preferred stock and remarketed preferred stock are regarded by the marketplace as variant forms of a single type of preferred security, in which the dividend rate is periodically reset based on market forces. For example, in the leading treatise on financial instruments Professors Steven V. Mann and Frank J. Fabozzi discuss both “Auction Rate and Remarketed Preferred Stock” under a single heading. F. FABOZZI, THE HANDBOOK OF FINANCIAL INSTRUMENTS, 288-290 (2002). Third, as discussed above, although the holders of RP Shares are still predominantly institutional shareholders, based on conversations with broker-dealers, DNP is aware that there are some retail holders of RP Shares. Since DNP’s charter requires any redemption of a series of RP Shares to be made pro rata, there is no way that DNP can discriminate between institutional and retail holders when providing liquidity to the retail holders of RP Shares. It would seem unfair to treat the retail holders of RP Shares differently from the retail holders of APS Shares and deny them access to liquidity simply because other holders of RP Shares are institutional shareholders.

IV. CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order pursuant to Section 6(c) for an exemption from the provisions of Section 18(a)(1)(A) on a temporary basis. The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1. Each Applicant that borrows subject to 200% asset coverage under the Order will do so only if such Applicant’s Board, including a majority of the Independent Board Members, shall have determined that such borrowing is in the best interests of such Applicant, the holders of its common shares and the holders of its Preferred Shares. Each Applicant shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

2. Upon expiration of the Exemption Period, each Applicant will have asset coverage of at least 300% for each class of senior security representing indebtedness.

3. The Board of any Applicant that has borrowed in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Board Members) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Board Members, will make such adjustments as it deems necessary or appropriate to ensure that the Applicant comes into compliance with Section 18 of the 1940 Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Applicant will make and preserve minutes describing these reports and the Board’s review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years from the date of such determination, the first two years in an easily accessible place.

V. ADDITIONAL INFORMATION

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by T. Brooks Beittel as Secretary of each Applicant pursuant to the general authority vested in him as such by the charters of each Applicant, and by resolution of the Applicants’ Boards.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page hereof.

A copy of the charter of each of the Applicants is on file with the Secretary of State of Maryland and notice is given that this Application is executed on behalf of each of these Applicants separately by an officer of each of these Applicants as an officer and not individually and the obligations of each Applicant under or arising out of this Application are not binding upon any of the shareholders of any Applicant individually but are binding only upon the assets and property of such Applicant.

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DNP SELECT INCOME FUND INC.

By:	/s/ T. Brooks Beittel
Name: T. Brooks Beittel
Title: Senior Vice President and Secretary

DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

By:	/s/ T. Brooks Beittel
Name: T. Brooks Beittel
Title: Secretary

Date: June 3, 2009

EXHIBIT A

Application pursuant to

Section 6(c) of the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Amendment No. 1 Amending and Restating the Application for an Order pursuant to Section 6(c) for an Exemption from Certain Provisions of Section 18(a)(1) of the Investment Company Act of 1940, as amended (“1940 Act”), for and on behalf of DNP Select Income Fund Inc. and Duff & Phelps Utility and Corporate Bond Trust Inc., each a Maryland corporation and closed-end management investment company registered under the 1940 Act, that he is the Secretary of each of the aforementioned investment companies, and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ T. Brooks Beittel
Name: T. Brooks Beittel
Title: Secretary

Dated: June 3, 2009

A-1

EXHIBIT B

Authorization for

DNP Select Income Fund Inc. and

Duff & Phelps Utility and Corporate Bond Trust Inc.

The undersigned hereby certifies that he is the Secretary of each of DNP Select Income Fund Inc. and Duff & Phelps Utility and Corporate Bond Trust Inc. (each a “Fund” and collectively the “Funds”); that with respect to the attached application for an order of exemption (the “Application”) from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the respective charters of the Funds have been taken and the person filing the Application on behalf of the Funds is fully authorized to do so; and that the Funds duly adopted the following resolutions on November 6, 2008:

VOTED:	That any officer of the Fund be, and each hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the Securities and Exchange Commission an application or applications for an order or orders under the 1940 Act granting an exemption from the asset coverage requirements of Section 18 of the 1940 Act as discussed at this meeting;

FURTHER VOTED:	That any officer of the Funds be, and each hereby is, authorized to take such other action, and to make such representations on behalf of the Funds, in any matters related to such application or any amendment thereof as they or any of them may approve as necessary or desirable; and

FURTHER VOTED:	That any officer of the Funds be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding vote and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.

/s/ T. Brooks Beittel
Name: T. Brooks Beittel
Title: Secretary
Dated: June 3, 2009

B-1